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November 15, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Pangaea Logistics Solutions Ltd. Preliminary Proxy Statement on Schedule 14A Filed October 18, 2024 File No. 001-36798

Ladies and Gentlemen:

On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we are writing to respond to the comment set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated November 8, 2024 (the “Staff Letter”), related to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed on October 18, 2024. In response to the comments in the Staff Letter, the Company provides this response letter.
We have reproduced below in bold italics the Staff’s comment set out in the Staff Letter and have provided the Company’s response immediately below the comment. Capitalized terms used herein without definition shall have the meanings assigned to them in the Proxy Statement.
Also filed today via EDGAR is the first amended preliminary proxy statement (the “Amendment No. 1”) reflecting the changes indicated in the response set forth below.

Preliminary Proxy Statement on Schedule 14A
Proposal 1 – TO APPROVE THE ISSUANCE OF THE MERGER SHARES, page 0

1.
We note that you are asking Pangaea stockholders to approve the issuance of the Merger Shares in accordance with the shareholder approval requirements of Nasdaq Listing Rule 5635. Insofar as your stockholders will not have a separate opportunity to vote on that transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13, and 14 of Schedule 14A. See also Question and Answer 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure Interpretations.

Response:

Background to the Transaction:

On September 23, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company agreed to acquire Renaissance Holdings LLC (“Renaissance”), a wholly-owned subsidiary of Strategic Shipping Inc. (“SSI”) through a merger with one of its subsidiaries with and into Renaissance, with Renaissance surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, the Company will acquire ownership of, or assume bareboat charters-in with purchase options for, 15 handy-size bulk vessels currently owned or chartered-in by SSI indirectly through Renaissance and its wholly-owned subsidiaries (collectively, the “Acquisition Fleet”). By virtue of the Merger and without any action by the parties to the Merger Agreement, all of the limited liability company interests of Renaissance outstanding immediately prior to the effective time of the Merger will be converted into the right of SSI to receive (i) a number of shares of common stock, par value $0.0001 per share, of the Company (the “Merger Shares”) to be determined prior to the Merger based on a net asset value to net asset value exchange ratio as set forth in the Merger Agreement (the “Merger Consideration”).  The Merger Shares issued to SSI will not be registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

While the exact number of Merger Shares will not be determined until shortly prior to the Closing, it is expected that the total number of Merger Shares will be approximately 29% of the Company’s issued and outstanding shares of common stock upon completion of the Merger but in no event will be less than 25% or greater than 30% of the Company’s total issued and outstanding shares of common stock pursuant to the terms of the Merger Agreement.

The Company is not seeking shareholder approval for the Merger because no vote of the Company’s shareholders is required under Bermuda Law for the entry into the Merger Agreement or the consummation of the Merger. The Company is seeking shareholder approval for the issuance of the Merger Shares in accordance with Nasdaq Listing Rule 5635 (“Proposal 1”). The approval of Proposal 1 is a condition to both the Company’s and SSI’s obligations to consummate the Merger.

Information required pursuant to Items 11, 13, and 14 of Schedule 14A:

In response to the Staff’s comments, the Company advises the Staff that it believes the Proxy Statement, as amended by Amendment No. 1, includes all of the information required by Note A of Schedule 14A, including the information required by Items 11, 13 and 14 thereto.

Pursuant to Item 11 of Schedule 14A, the Company advises the Staff that it believes it has sufficiently disclosed information regarding the common stock to be issued as Merger Consideration in connection with the Merger. The Company notes that the actual number of Merger Shares that will be issued as consideration is not currently determinable and will be determined closer to the closing of the Merger. Additionally, the Company notes that pursuant to Item 11(b) of Schedule 14A, because the Merger Shares to be issued as consideration are of the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of Regulation S-K would not be required other than as set forth in Item 11(b). The Company further advises the Staff that, to the extent Item 11 applies to Proposal 1, all required disclosure under Item 11 is included in the Proxy Statement.

The Company has also revised its disclosure on page 37 of Amendment No. 1 to incorporate by reference the information set forth in Item 13(a) of Schedule 14A. The Company submits that it is eligible to incorporate by reference such information pursuant to Item 13(b) of Schedule 14A and has met the conditions set forth in Item 13(c) of Schedule 14A. Additionally, the Company advises the staff that it is a smaller reporting company. As a smaller reporting company1, the Company is not required to provide the disclosures required by Item 302 (supplementary financial information) or Item 305 (quantitative and qualitative disclosure about market risk) of Regulation S-K. There are no disclosures required by Item 304 of Regulation S-K (changes and disagreements with accountants).

Finally, the Company has revised Amendment No. 1 to incorporate a summary term sheet of the Merger on page 4 pursuant to Item 14(b)(1) and has added a statement on pages 4 and 18 that there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the transaction that have not already been obtained or complied with, other than obtaining shareholder approval on Proposal 1, pursuant to Item 14(b)(5).

The Company advises the Staff that, as further detailed in its analysis below, it will file predecessor historical financial statements of SSI and the necessary pro-forma financial information giving effect to the Merger required by Rule 3-05 and Article 11 of Regulation S-X, respectively, with respect to this transaction on a Form 8-K pursuant to Item 14(b)(11), which will also include the information required of the Company and the acquired company, SSI, pursuant to Item 14(c). The Company advises the Staff that it has otherwise disclosed the necessary information required pursuant to Item 14 of Schedule 14A.

1 A smaller reporting company is one that has either (i) a public common equity float of less than $250 million (common equity securities include voting and non-voting common stock, but do not include securities convertible into common stock, such as options or convertible preferred stock), or (ii) annual revenues for the most recently completed fiscal year of less than $100 million, plus either no public common equity float or public float of less than $700 million.

Predecessor Financial and Pro-Forma Financial Statements

The Company submits to the Staff that it does not believe that the predecessor financial statements of SSI nor the pro-forma financial statements giving effect to the Merger are required to be included in the Company’s Proxy Statement and would not be material to shareholders in connection with their voting at the Special Meeting for the following reasons.
Predecessor Financial Statements required pursuant to Rule 3-05 of Regulation S-X.
Rule 3-05 of Regulation S-X requires a public company acquiror to disclose audited financial statements and/or unaudited interim financial statements of an acquired business depending on certain quantitative tests that measure the significance of the transaction to the acquiror. Audited or unaudited interim predecessor financial statements may be required when any of the Asset Test, Income Test and Investment Test result in a significance level above 20%.  Additionally, pursuant to Article 11 of Regulation S-X, an acquiror may be required to furnish pro-forma historical financial statements that give effect to the acquisition as if it occurred at a prior date for the same periods for which predecessor financial statements are required.
The Company has conducted each of the Asset Test, Income Test and Investment Test pursuant to Rule 1-02 of Regulation S-X, none of which have resulted in over 50% significance.
Pursuant to Rule 3-05(b)(4)(i), predecessor financial statements are not required where (i) the acquired business and the aggregate impact do not exceed the 50% significance level and (ii) in the case of a proxy statement, the mailing date is not more than 74 days after consummation of the business acquisition and such predecessor financial statements have not been previously filed.  This position is also set forth in Section 2040.1 of the Financial Reporting Manual, which provides that with respect to Securities Act registration statements and proxy statements, “[i]f less than or equal to 50% significant, financial statements of a recent or probable acquisition need not be included unless the … proxy statement is mailed … 75 days or more after the acquisition is consummated.”
In the present case, the Company announced the Merger on a Form 8-K on September 24, 2024 and intends to file the audited predecessor financial statements of the acquired business for the 12 months ended December 31, 2023 and unaudited interim financial statements for the nine months ended September 30, 2024 on a Form 8-K no later than December 7, 2024.

Pro-Forma Financial Statement pursuant to Article 11
The Company also advises the Staff that it does not believe that pro-forma financial statements are required to be in the Proxy Statement because the mailing date of the Proxy Statement is expected to be prior to the 75th day after the signing of the Merger Agreement and announcement of the Merger on a Form 8-K.  Rule 11-01(c) of Regulation S-X provides that “[t]he pro forma effects of a business acquisition need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing, except where the aggregate impact of businesses acquired or to be acquired is significant as determined by” Rule 3-05(b)(2)(iv). Because the Merger falls below the 50% significance threshold set forth in Rule 3-05(b)(2)(iv) and because the Company believes that the predecessor financials are not yet required to be included in the Proxy Statement for the reasons stated above, the Company submits that the pro-forma financials are also not required to be included.
Finally, the Company has determined that the provision of predecessor and pro-forma financial information is not material to shareholders voting at the Special Meeting.  While the acquisition of the SSI fleet has been determined to constitute a business acquisition under Regulation S-X, it is being treated as an asset acquisition under US GAAP.  Further, the Company is acquiring assets similar to its existing asset base of dry bulk vessels and that are employed and generate revenue pursuant to the same types of charter contracts. Specifically, the Company is not acquiring any commercial operations of SSI.  Further, given the short-term natures of the charter contracts that both the Company’s vessels and the acquired vessels of SSI are employed on, the income on the operating result of the Company will be almost entirely determined by future charter rates and not the historical, actual or pro-forma, results of operations of the combined entity.
If you have any questions or require additional information, please do not hesitate to contact Edward S. Horton of Seward & Kissel LLP, outside legal counsel to the Company, at (212) 574-1265.

Sincerely,

By:	/s/ Edward S. Horton
Name:	Edward S. Horton